Exhibit 99.1

Borr Drilling Limited – Completing financial restructuring and conditions for equity offering

Reference is made to Borr Drilling Limited’s (“Borr Drilling” or the “Company”) (NYSE: BORR, OSE: BDRILL) stock exchange notices dated May 20 and May 21, 2020.

The Company is pleased to announce it has obtained significant amendments to facilities from its secured lenders and shipyards that will provide total liquidity improvement of more than $315 million in the period to the first quarter of 2022. These amendments have now been agreed with the following key terms:

-	Deferral of the delivery of five newbuild jack-ups rigs until mid-2022, representing estimated liquidity improvement of approximately $190 million until the first quarter of 2022.
-	Deferral of certain interest payments until 2022, representing an estimated liquidity improvement of approximately $60 million.
-	Deferral of debt amortisation in 2021 of $65 million until maturity of the loans in the second quarter of 2022.
-	Amendment of certain of the financial covenants, including
o
Reduction of the minimum liquidity covenant from 3% of Net interest bearing debt, to $5 million with a gradual step-up to $20 million at December 31, 2021, which gives a liquidity improvement of up to $40 million in the period. Thereafter the 3% level will be reinstated. Also as part of the amendments, utilization of the remaining $30 million under our revolving credit facilities require all banks’ consent.

o	Amending the minimum book equity ratio from 33.3% to 25% up to and including 31 December 2021. Thereafter the required ratio will be 40%.
o	Suspension of the Debt Service Coverage Ratio covenant of 1.25x until 31 December 2021.
-	Waivers of certain covenants in our ring-fenced financing structure including incremental liquidity from restricted cash.

The Amendments provide for payment of certain interest payments originally due the end of the first quarter of 2020 which had been deferred with lender consent, as well as other amendments to the facilities.

“We are extremely pleased with the support given to the Company by all stakeholders. The amended financing package gives a required cash break-even bareboat contribution in 2021 at only around $20,000/day per rig based on just 12 rigs in operation. In addition, the Company has six more rigs activated and available, which it only intends to bring back to work on cashflow accretive contracts. We are also encouraged by the already improving supply-demand outlook for oil, and optimistic that this will lead to a gradual improvement in jack-up drilling activity in the coming year. We furthermore continue to look at additional initiatives to improve liquidity”, says Chairman Paal Kibsgaard.

The agreements are conditional on the issuance of 46,153,846 new shares to the subscribers of the $30 million equity offering, which is expected to be settled June 5, 2020.

A Special General Meeting of the shareholders of the Company was held on June 4, 2020 at 9:30 a.m. at the Company’s Registered Office, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda, passing the following resolution: “That the Company’s authorised share capital be increased from US$6,875,000 divided into 137,500,000 common shares of US$0.05 par value each to US$9,182,692.30 divided into 183,653,846 common shares of US$0.05 par value each by the authorisation of an additional 46,153,846 common shares of US$0.05 par value each.”

June 5, 2020
Hamilton, Bermuda

This press release does not constitute an offer to buy, sell or subscribe for any securities described herein. The securities offered will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

FORWARD LOOKING STATEMENTS
This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will” and similar expressions and include statements with respect to the amendments agreed with creditors, including expected liquidity improvements from those amendments; the Company’s plans to continue to look for initiatives to improve liquidity; expected cash bareboat break even rates; intentions with respect to bringing rigs back to work; statements with respect to expected supply-demand outlook for oil, and expected trends in jack-up drilling activity in the coming yea; and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. Important factors that could cause actual results to differ materially from those discussed in the forward looking statements include risks relating to the amendments we have agreed with lenders and shipyards, including the risks relating to meeting conditions precedent and subsequent to these agreements; risks relating to our liquidity including the risk that we may have insufficient liquidity to fund our operations; risks that the expected liquidity improvements do not materialize, the risk that our customers do not comply with their contractual obligations, including payment or approval of invoices for factoring; , risks relating to industry conditions and tendering activity, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets and may have to delay or cancel discretionary capital expenditures; risks relating to our debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, as well as those risks described in the section entitled “Risk Factors” in our filings with the Securities and Exchange Commission.